UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO

§240.13d-1(a)

(Amendment No. 2)*

FRESH VINE WINE, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

35804X 101

(CUSIP Number)

Damian Novak

11500 Wayzata Blvd. #1147

Minnetonka, MN 55305

Phone: (855) 766-9463

With a copy to:

Alan M. Gilbert, Esq.

Maslon LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 17, 2023

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 35804X 101

1	NAME OF REPORTING PERSONS Damian Novak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,837,672
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,837,672
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,837,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.43%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 35804X 101

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, $.001 par value, of Fresh Vine Wine, Inc. a Nevada corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 11500 Wayzata Blvd. #1147, Minnetonka, MN 55305.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Damian Novak.

(b)	The principal office and place of business for Mr. Novak is 11500 Wayzata Blvd. #1147, Minnetonka, MN 55305.

(c)	Mr. Novak serves a director of the Issuer.

(d) - (e)	During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has the reporting person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The reporting person is citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On or around July 20, 2022, Nechio & Novak, LLC made a ratable distribution of the shares of the Issuer’s common stock held by Nechio & Novak, LLC to Nechio & Novak, LLC’s members. The shares of the Issuer’s common stock represented founder’s securities that were acquired by Nechio & Novak, LLC prior to the Issuer’s common stock being registered under Section 12 of the Securities Exchange Act of 1934, as amended. The reporting person acquired 2,415,472 shares of the Issuer’s common stock in such distribution.

On June 18, 2022, the reporting person acquired 10,000 shares of the Issuer’s common stock upon the vesting of a restricted stock unit grant made to the reporting person in his capacity as a director of the Issuer.

Between December 20, 2021 and December 23, 2021, the reporting person purchased an aggregate of 30,200 shares of the Issuer’s common stock for approximately $154,680. The source of the funds used for such purchases was personal funds.

Item 4.	Purpose of Transaction.

All of the shares of the Issuer owned by the reporting person and are held solely for investment purposes.

Although the reporting person has not formulated any definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Issuer if and when he deems it appropriate. The reporting person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the reporting person has no current plans or proposals which would relate to or would result in any of the following matters:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interests in Securities of the Issuer.

(a)	The reporting person beneficially owns 1,837,672 shares of the outstanding common stock of the Issuer, which represents 14.43% of the Issuer’s outstanding common stock.

(Percent of class is based upon 12,732,257 shares outstanding as of November 8, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022, filed on November 14, 2022.)

(b)	The reporting person has sole voting and dispositive power with respect to the common stock of the Issuer held by him.

(c)	On January 27, 2023, the Issuer entered into a Global Mutual Compromise, Release and Settlement Agreement (the “Settlement Agreement”) pursuant to which a former executive officer of the Issuer (the “Plaintiff”) agreed to dismiss a lawsuit against the Issuer and the reporting person, among others. Pursuant to the Settlement Agreement, the Issuer and the Plaintiff entered into a consulting agreement (the “Consulting Agreement”) pursuant to which the Plaintiff agreed to provide certain consulting services to the Issuer in exchange for being granted 500,000 shares of the Issuer’s common stock. On February 17, 2023, and pursuant to the Settlement Agreement, the reporting person forfeited and transferred back to the Issuer without consideration 250,000 shares of the Issuer’s common stock held by the reporting person to enable the Issuer to issue such number of shares to the Plaintiff pursuant to the Consulting Agreement without subjecting the Issuer’s other stockholders to dilution with respect thereto.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to an Agreement to Forfeit Shares of Common Stock between the reporting person and the Issuer, dated January 27, 2023, the reporting person forfeited and transferred back to the Issuer without consideration 250,000 shares of the Issuer’s common stock held by the reporting person to enable the Issuer to issue such number of shares to the Plaintiff pursuant to the Consulting Agreement without subjecting the Company’s other stockholders to dilution with respect thereto.

On November 30, 2021, the reporting person entered into stock option agreements with the Issuer pursuant to which he was granted a ten-year to purchase 375,001 shares of Common Stock of the Issuer at exercise price equal to $10.00, which was the initial public offering price of Common Stock of the Issuer in the Issuer’s initial public offering (the “IPO”). The options will vest, if at all, during the three year period commencing on the closing date of IPO and ending on the third anniversary thereof (the “Performance Period”), with 20% of the option shares vesting upon the average of the closing sale prices of the Issuer’s Common Stock over a period of ten consecutive trading days being equal to or greater than the applicable price set forth in the following schedule (each a “Trigger Price”):

Percent of Shares To Be Vested	Trigger Price
20%	200% of the initial public offering price
20%	300% of the initial public offering price
20%	400% of the initial public offering price
20%	500% of the initial public offering price
20%	600% of the initial public offering price

All portions of the options that have not vested prior to the expiration of the Performance Period will terminate upon such expiration. In addition, if, prior to any vesting date, the reporting person ceases to provide services to the Company either as a member of the Issuer’s board of directors or a Company employee, that portion of the option scheduled to vest on such vesting date, and all portions of such option scheduled to vest in the future, will not vest and all of his rights to and under such non-vested portions will terminate.

The reporting purchase has pledged 1,000,000 shares of the Issuer’s common stock held by him to secure a loan.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

10.1	Form of Founders’ Option Agreement (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Issuer’s registration statement on Form S-1 filed on November 29, 2021)
10.2	Agreement to Forfeit Shares of Common Stock dated as of January 27, 2023 between the reporting person and the Issuer (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 27, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2023

By:	/s/ Damian Novak
Damian Novak